SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*




                             Walter Industries, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                  93317 Q 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                February 17, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 93317 Q 10 5                    13D                  Page 2 of 3 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Asbestos Settlement Trust        59-3304089
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           Not Applicable
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                   5,470,662
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH
       REPORTING        --------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                                   5,470,662
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,470,662
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 further amends the Schedule 13D in the following respects.:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     The option granted to Underwriters and International Managers, discussed in this item of Amendment No. 2 to the Schedule 13D was exercised, resulting in the sale by the Trust of 450,460 shares of Walter Industries Common Stock.

     In the transactions pursuant to Underwriting Agreements as related in Amendment No. 2 and this Amendment No. 3, the Trust sold 5,470,664 shares of Walter Industries Common Stock to Underwriters and International Managers in a public offering at a price to the Trust of $16.70 per share. After the sale the Trust owns 5,470,662 shares, or approximately 10.2%, of the outstanding Common Stock of Walter Industries, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                                           ASBESTOS SETTLEMENT TRUST
                                           Sharon M. Meadows, Trustee



Dated:    February 23, 1998                BY:   /s/Gary P. Kreider
                                               ---------------------------------
                                               Gary P. Kreider, Attorney-in-Fact